Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The total number of shares that the corporation has authority to issue is 205,000,000 shares, consisting of 200,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”) and 5,000,000 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).

Common Stock

As of March 31, 2023, there were approximately 167 holders of our Common Stock and 99,309,169 shares of Common Stock were issued and outstanding.

Preferred Stock

As of December 31, 2022, no shares of preferred stock were issued and outstanding.

Potential Effects of Authorized but Unissued Stock

Our shares of unissued Common Stock are available for future issuance without stockholder approval, subject to certain protections afforded to our preferred stock pursuant to our certificate of incorporation, as amended and restated. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions, payment as a dividend on the capital stock or as equity compensation to our service providers under our equity compensation plans.

The existence of unissued and unreserved Common Stock may enable our board of directors to issue shares to persons friendly to current management thereby protecting the continuity of our management.

Also, if we issue additional shares of our authorized, but unissued, Common Stock, these issuances will dilute the voting power and distribution rights of our existing Common Stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Anti-Takeover Provisions

Certain provisions of Nevada law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for our securities is Transhare Corporation.